SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Schneider National, Inc.

(Name of Issuer)

Class B Common Stock, no par value per share

(Title of Class of Securities)

80689H 102

(CUSIP Number)

Dennis F. Connolly

Godfrey & Kahn, S.C.

833 East Michigan Street, Suite 1800

Milwaukee, WI  53202

   (414) 273-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  80689H 102

l)

Name of Reporting Person

Donald J. Schneider Childrens Trust #2 f/b/o Paul J. Schneider

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	8,400,000 [1]
9)	Sole Dispositive Power:	8,400,000
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,400,000

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

8.2% 2

14)

Type of Reporting Person

OO (trust)

___________________________

1  Consists of shares of Class A common stock, no par value per share (“Class A Common Stock”), of Schneider National, Inc., a Wisconsin corporation (the “Issuer”). The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

2  This calculation is based on 94,626,740 shares of Class B common stock, no par value per share (“Class B Common Stock”), of the Issuer outstanding as of October 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and as filed with the SEC on October 28, 2021.

SCHEDULE 13D

CUSIP No.  80689H 102

l)

Name of Reporting Person

Donald J. Schneider 2000 Trust f/b/o Paul J. Schneider

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	1,282,410 [3]
8)	Shared Voting Power	7,005,900 [4]
9)	Sole Dispositive Power:	8,288,310 [5]
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,288,310

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

8.2% 6

14)

Type of Reporting Person

OO (trust)

____________________________

3  Consists of shares of Class B Common Stock.

4  Consists of shares of Class A Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

5  Consists of 7,005,900 shares of Class A Common Stock and 1,282,410 shares of Class B Common Stock.

6  This calculation is based on 94,626,740 shares of Class B common stock, no par value per share (“Class B Common Stock”), of the Issuer outstanding as of October 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and as filed with the SEC on October 28, 2021.

SCHEDULE 13D

CUSIP No.  80689H 102

l)

Name of Reporting Person

Paul J. Schneider

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	513,869 [7]
8)	Shared Voting Power	17,972,220 [8]
9)	Sole Dispositive Power:	513,869 [9]
10)	Shared Dispositive Power:	17,972,220 [10]

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

18,486,089

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

16.6% 11

14)

Type of Reporting Person

IN

____________________________

7  Consists of shares of Class B Common Stock.

8  Consists of 16,605,900 shares of Class A Common Stock and 1,366,320 shares of Class B Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by trusts for the benefit of the Reporting Person and his descendants of which the Reporting Person is a co-trustee. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

9  Consists of shares of Class B Common Stock.

10  Consists of 16,605,900 shares of Class A Common Stock and 1,366,320 shares of Class B Common Stock.

11  This calculation is based on 94,626,740 shares of Class B common stock, no par value per share (“Class B Common Stock”), of the Issuer outstanding as of October 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and as filed with the SEC on October 28, 2021.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed on April 21, 2017 and as subsequently amended (the “Original Schedule 13D”), and is being filed jointly on behalf of the Donald J. Schneider Childrens Trust #2 f/b/o Paul J. Schneider, a Wisconsin trust (the “Childrens Trust”), the Donald J. Schneider 2000 Trust f/b/o Paul J. Schneider (the “2000 Trust,” and together with the Childrens Trust, the “Trusts”), and Paul J. Schneider, in his individual capacity and as a co-trustee of the Trusts (together the “Reporting Persons”), relating to the shares of Class A common stock, no par value per share (“Class A Common Stock”), and Class B common stock, no par value per share (“Class B Common Stock”), of Schneider National, Inc., a Wisconsin corporation.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 4 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D. All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 4 to Schedule 13D is incorporated herein by this reference.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented with the following:

Between January 31, 2021 and February 7, 2022, Mr. Schneider acquired 6,556 shares of Class B Common Stock in settlement of restricted stock units received as compensation under the Schneider National, Inc. 2017 Omnibus Incentive Plan in his capacity as a director of the Issuer, acquired 13,934 shares of Class B Common Stock by gift and disposed of 3,435 shares of Class B Common Stock by gift.  As of February 7, 2022, the Reporting Persons beneficially owned an aggregate of 16,605,900 shares of Class A Common Stock and 1,880,189 shares of Class B Common Stock.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Dated:  February 14, 2022

Donald J. Schneider Childrens Trust #2 f/b/o Paul J. Schneider

By: /s/ Paul J. Schneider

Name:  Paul J. Schneider

Title:  Co-Trustee

By:  /s/ Joan D. Klimpel

Name:  Joan D. Klimpel

Title:  Co-Trustee

Donald J. Schneider 2000 Trust f/b/o Paul J. Schneider

By: /s/ Paul J. Schneider

Name:  Paul J. Schneider

Title:  Co-Trustee

By:  /s/ Joan D. Klimpel

Name:  Joan D. Klimpel

Title:  Co-Trustee

Paul J. Schneider

By: /s/ Paul J. Schneider

Name:  Paul J. Schneider